                                                              Rule 424(b)(5)
                                                   Registation No. 333-11665
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 19, 1996)

                                1,250,000 SHARES

                                      RWT

                              REDWOOD TRUST, INC.

                                  COMMON STOCK

     All of the shares of Common Stock offered hereby are being sold by Redwood Trust, Inc. (the "Company"). The Company's Common Stock is traded on the over-the-counter market and is quoted on the Nasdaq National Market under the symbol "RWTI." On November 18, 1996, the last reported sales price per share of Common Stock, as reported by Nasdaq, was $31.75. See "Market Prices and Dividend Data."

 SEE "RISK FACTORS" COMMENCING ON PAGE S-13 FOR A DISCUSSION OF CERTAIN FACTORS
                                      THAT
  SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK
                                OFFERED HEREBY.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
                                                           Underwriting
                                             Price to      Discounts and    Proceeds to
                                              Public      Commissions(1)    Company(2)
-----------------------------------------------------------------------------------------
Per Share................................     $31.750         $0.375          $31.375
Total....................................   $39,687,500      $468,750       $39,218,750
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriter and other matters.
(2) Before deducting expenses payable by the Company estimated at $25,000.

     The shares of Common Stock are offered by the Underwriter named herein, when, as and if delivered to and accepted by the Underwriter, and subject to its right to reject any order in whole or in part. It is expected that delivery of the certificates representing the shares of Common Stock will be made against payment therefor at the offices of Montgomery Securities on or about November 22, 1996.

                            ------------------------

                             MONTGOMERY SECURITIES
                               November 19, 1996

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITER MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SEE "UNDERWRITING."

     CERTAIN INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT, THE RELATED PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN AND THEREIN CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND SECTION 21E OF THE EXCHANGE ACT, WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. THE STATEMENTS IN "RISK FACTORS" CONTAINED WITHIN THIS PROSPECTUS SUPPLEMENT CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES, WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS THAT COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO DIFFER MATERIALLY FROM THOSE REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the financial statements (including notes thereto) appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated herein or therein by reference. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Glossary to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 which is incorporated herein by reference.

                                  THE COMPANY

     Redwood Trust, Inc. ("Redwood Trust" or the "Company") commenced operations on August 19, 1994 and completed its initial public offering of common stock, par value $0.01 per share ("Common Stock") on August 4, 1995 at a price of $15.50 per share. On April 19, 1996 the Company completed its second public offering of 2,875,000 shares of Common Stock at a price of $20.25 per share. On August 8, 1996 the Company completed its public offering of 1,006,250 shares of Class B 9.74% Cumulative Convertible Preferred Stock (the "Class B Preferred Stock") at a price of $31.00 per share.

     The Company specializes in acquiring and managing real estate mortgage assets ("Mortgage Assets") which may be acquired as whole loans ("Mortgage Loans") or as mortgage securities representing interests in or obligations backed by pools of mortgage loans ("Mortgage Securities"). To date, a majority of the Company's acquisitions have been Mortgage Securities. The Company acquires Mortgage Assets that are secured by single-family real estate properties located throughout the United States with a special emphasis on properties located in the State of California, and may in the future acquire Mortgage Assets secured by multi-family and commercial real estate properties. Because the Company has elected to be subject to tax as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"), it will generally not be subject to tax on its Federal income to the extent that it distributes its earnings to its stockholders and it maintains its qualification as a REIT. The Company is self-advised and self-managed.

     The goal of the Company is to be an efficient long-term holder of Mortgage Assets and to seek to benefit from any improvement in the real estate markets in California and the United States. Substantially all of the Company's Mortgage Assets are adjustable rate, bearing interest rates that adjust at least annually based on changes in short-term market interest rates. The Company intends to acquire additional Mortgage Assets through (i) selected purchases of Mortgage Securities and (ii) acquisitions of Mortgage Loans from conduits and mortgage loan originators. The Company also may create Mortgage Securities by using its Mortgage Assets as collateral. The Company finances its purchases with the proceeds of equity offerings and borrowings (primarily under reverse repurchase agreements) whose interest rates also reflect changes in short-term market interest rates. The Company attempts to structure its borrowings to have interest rate adjustment indices and interest rate adjustment periods that, on an aggregate basis, generally correspond (within a range of one to six months) to the interest rate adjustment indices and interest rate adjustment periods of the adjustable-rate Mortgage Assets purchased by the Company.

     The Company was founded in 1994 by George E. Bull (Chairman and Chief Executive Officer), Douglas B. Hansen (President and Chief Financial Officer) and Frederick H. Borden (Vice Chairman and Secretary). This management team has extensive experience in managing portfolios of Mortgage Assets, arranging collateralized borrowings and utilizing asset/liability management techniques to hedge balance sheet risks. Additionally, they have served in various capacities in the banking, insurance, investment banking and investment management industries and have managed both healthy and troubled financial institutions as well as both performing and non-performing Mortgage Assets. This management team founded Redwood Trust with the objective of building a company that could compete favorably with its competitors by maintaining low operating expenses, utilizing the team's expertise in managing Mortgage Assets and electing to be subject to tax on its Federal income as a REIT.

     From the commencement of operations on August 19, 1994 through September 30, 1996, the Company acquired Mortgage Assets that had a carrying value at September 30, 1996 of approximately $1.38 billion. The Company carries Mortgage Assets on its books at market value. All Mortgage Assets held at September 30,

1996 were adjustable rate single-family residential Mortgage Loans or securitized interests in pools of such Mortgage Loans. As of September 30, 1996, 97% of the Company's Mortgage Assets were investment grade equivalent (i.e., one of the four highest rating levels by one or more nationally recognized mortgage security rating agencies or the equivalent as determined by the Company), and the Mortgage Asset portfolio had an average credit rating equivalent of AA+, as determined by the Company.

     All of these Mortgage Assets were acquired in the secondary market for mortgage loans or directly from mortgage origination firms.

                             BUSINESS AND STRATEGY

     The Company's principal business objective is to produce net interest income on its Mortgage Assets while maintaining strict cost controls in order to generate net income for distribution to stockholders. The Company seeks to distribute dividends to stockholders at levels that generally adjust, following a lag period, with changes in short-term market interest rates and that may increase over time in the event of improvements in the single-family, multifamily and commercial real estate markets. To achieve its business objective and generate dividend yields that provide a relatively attractive rate of return for stockholders, the Company's strategy is:

     - to purchase Single-Family, Multifamily and Commercial Mortgage Assets, the majority of which are currently expected to have adjustable interest rates based on changes in short-term market interest rates and the majority of which are expected to represent mortgage interests in California real estate;

     - to manage the credit risk of its Mortgage Assets through, among other activities: (i) carefully selecting Mortgage Assets to be acquired, including an underwriting review of Mortgage Loans and lower-rated Mortgage Securities, (ii) following the Company's policies with respect to credit risk concentration which, among other things, require the Company to maintain a Mortgage Asset portfolio with a weighted average rating level of A- or better, (iii) actively monitoring the ongoing credit quality and servicing of its Mortgage Assets, and (iv) maintaining appropriate capital levels and allowances for possible credit losses;

     - to finance such purchases with the proceeds of equity offerings and, to the extent permitted by the Company's capital and liquidity policies, to utilize leverage to increase potential returns to stockholders through borrowings, when possible the interest rates on these borrowings will be structured to match the interest rate characteristics of the Mortgage Assets;

     - to attempt to structure its borrowings to have interest rate adjustment indices and interest rate adjustment periods that, on an aggregate basis, generally correspond (within a range of one to six months) to the interest rate adjustment indices and interest rate adjustment periods of the adjustable-rate Mortgage Assets purchased by the Company;

     - to utilize interest rate caps, swaps and similar instruments to mitigate the risk of the cost of its variable rate liabilities increasing at a faster rate than the earnings on its Mortgage Assets during a period of rising interest rates;

     - to seek to minimize prepayment risk by structuring a diversified portfolio with a variety of prepayment characteristics and through other means;

     - to apply securitization techniques designed to enhance the value and liquidity of the Company's Mortgage Assets acquired in the form of Mortgage Loans by securitizing them into Mortgage Securities that are tailored to the Company's objectives;

     - to re-securitize portions of its Mortgage Securities portfolio when the underlying Mortgage Loans have improved in credit quality through seasoning or rising underlying property values, or when the credit quality of a junior class of security improves due to the prepayment of more senior classes, as such re-securitization transactions may result in improved credit ratings, higher market values and lowered borrowing costs; and

     - to strive to become more cost-efficient over time.

     The Company believes that the current economic environment is favorable for the Company's business strategy. The Company is located in California and a majority of its non-agency Mortgage Assets currently are and are expected to be represented by mortgage interests on real property located in California. The Company believes that there are attractive Mortgage Asset acquisition opportunities in Northern and Southern California today due to the diversity of the economy and the size, depth and liquidity of its real estate property markets, and that there may be significant potential for appreciation in real estate values in California in the future. At December 31, 1995 and September 30, 1996, approximately 71% and 69%, respectively, of the Company's non-agency Mortgage Assets represented interests in mortgages on residential real property located in California.

     The Company believes that its principal competition in the business of acquiring and managing Mortgage Assets are financial institutions such as banks, savings and loans, life insurance companies, institutional investors such as mutual funds and pension funds, and certain other mortgage REITs. While many of these entities have significantly greater resources than the Company, the Company anticipates that it will be able to compete effectively due to its relatively low level of operating costs, relative freedom to securitize its assets, ability to utilize prudent amounts of leverage through accessing the wholesale market for collateralized borrowings, freedom from certain forms of regulation and the tax advantages of its REIT status.

     The Company believes it is and will continue to be a "low cost producer" compared to most of its competitors in the business of holding Mortgage Assets. Accordingly, the Company believes that it will be able to generate relatively attractive earnings and dividends while holding Mortgage Assets of higher credit quality and maintaining a lower interest rate risk profile as compared to its principal competitors. Nevertheless, the Company will strive to become even more cost-efficient over time. The Company will attempt to do so by: (i) seeking to raise additional capital from time to time in order to increase its ability to invest in Mortgage Assets as operating costs are not anticipated to increase as quickly as Mortgage Assets and because growth will increase the Company's purchasing influence with suppliers of Mortgage Assets; (ii) striving to lower its effective borrowing costs over time through seeking direct funding with collateralized lenders rather than using Wall Street intermediaries and investigating the possibility of using commercial paper and medium term note programs; (iii) improving the efficiency of its balance sheet structure by investigating the issuance of various forms of debt and capital; and (iv) utilizing information technology to the fullest extent possible in its business, which technology the Company believes can be developed to improve the Company's ability to monitor the performance of its Mortgage Assets, improve its ability to assess credit risk, improve hedge efficiency and lower operating costs.

  MORTGAGE ASSETS

     The Mortgage Assets to be purchased by the Company will consist primarily of Single-family, Multifamily and Commercial Mortgage Assets. Although all of the Company's Mortgage Assets purchased through September 30, 1996 were Single-Family Mortgage Assets, the Company expects to acquire Multifamily Mortgage Assets and Commercial Mortgage Assets from time to time in the future when this strategy is consistent with its Asset Acquisition/Capital Allocation Policies. The Company expects substantially all of its Mortgage Assets to bear adjustable interest rates. However, fixed rate Mortgage Assets also may be acquired when they satisfy the Company's Asset Acquisition/Capital Allocation Policies and management believes they will contribute to the Company's business objectives with respect to desired levels of income and dividend distributions. From time to time, the Company may also acquire common stock in other REITs that invest primarily in Mortgage Assets if the Company believes the returns on such common stock are good and such opportunities are more favorable than investing in Mortgage Assets directly, provided such common stock is traded on a national securities exchange or quoted on the Nasdaq National Market. The Company may also acquire its own stock, when permitted by applicable securities and state corporation laws.

     The Company expects that a majority of its Mortgage Assets will have investment grade ratings (the four highest rating levels) from one or more nationally recognized mortgage security rating agencies or be deemed by the Company to be of comparable credit quality. Based upon the Company's investment strategy and the guidelines under the Company's Asset Acquisition/Capital Allocation Policies, the Company expects that the weighted average rating of its Mortgage Assets (including the Company's deemed equivalent ratings for unrated Mortgage Assets) will be at least an "A-" rating level under the Standard & Poor's Corporation ("S&P") rating system or at a comparable level under other rating systems.

     In no event will the Company acquire or retain any real estate mortgage investment conduit ("REMIC") residual interest that may give rise to "excess inclusion" income as defined under Section 860E of the Code.

     At September 30, 1996, the Company's Mortgage Assets consisted of the following:

                                                            AS OF SEPTEMBER 30, 1996(1)
                                               ------------------------------------------------------
                                                                    PERCENT OF
                                                                  MORTGAGE ASSETS     RATING SCALE(3)
                                               CARRYING VALUE     ---------------     ---------------
                                               --------------
                                                (DOLLARS IN
                                                 THOUSANDS)
    Whole Loans(2)...........................    $  127,695             9.3%                 1.5
    AAA -- Agency............................       879,513            63.9%                 1.0
    AAA......................................       118,309             8.6%                 1.0
    AA.......................................       199,066            14.5%                 2.0
    A........................................        18,672             1.4%                 3.0
    BBB......................................         7,076             0.5%                 4.0
    BB.......................................        11,116             0.8%                 5.0
    B........................................        13,789             1.0%                 6.0
    Other....................................           634             0.0%                 6.0
                                                 ----------            -----                ----
    Total/Weighted Average...................     1,375,870             100%                1.37
    Weighted Average Rating..................           AA+
    Percentage Investment Grade..............                            97%
    Weighted Average Rating on Non-agency
      Portfolio..............................            AA                                 1.88
    Percentage Investment Grade of Non-agency
      Portfolio..............................                            93%

---------------
(1) All Mortgage Assets are rated by one or more of the four nationally recognized rating agencies or are assigned a rating deemed equivalent by the Company. When rating agencies have assigned different ratings to the same Mortgage Asset, management has assigned that Mortgage Asset to the category it believes is most appropriate.

(2) If rated, management believes that 90-95% of these Mortgage Loans would receive investment grade ratings. For inclusion in the overall averages, 94% are assumed to be investment grade, producing an average rating of AA+.

(3) For purposes of computing a weighted average portfolio rating, management has assigned a number to each rating level, with AAA being a "1" and B or below being a "6," as indicated in the foregoing table.

     Among the Mortgage Asset choices available to the Company, the Company acquires those Mortgage Assets which the Company believes will generate the highest returns on capital invested, after considering (i) the amount and nature of the anticipated cashflows from the Mortgage Asset, (ii) the Company's ability to pledge the Mortgage Asset to secure collateralized borrowings, (iii) the increase in the Company's risk-adjusted capital requirement determined by the Company's Risk-Adjusted Capital Policy resulting from the purchase and financing of the Mortgage Asset, and (iv) the costs of financing, hedging, managing, securitizing and reserving for the Mortgage Asset. Prior to acquisition, potential returns on capital employed are assessed over the life of the Mortgage Asset and in a variety of interest rate, yield spread, financing cost, credit loss and prepayment scenarios.

     Credit Risk Management Policies

     The Company reviews credit risk, interest rate risk and other risk of loss associated with each investment and determines the appropriate allocation of capital to apply to such investment under its Risk-Adjusted Capital Policy. In addition, the Company attempts to diversify its investment portfolio to avoid undue geographic and other types of concentrations. The Board of Directors monitors the overall portfolio risk and determines appropriate levels of provision for loss.

     With respect to its Mortgage Securities, the Company is exposed to various levels of credit and special hazard risk, depending on the nature of the underlying Mortgage Assets and the nature and level of credit enhancements supporting such securities. Most of the Mortgage Assets acquired by the Company have some degree of protection from normal credit losses. At December 31, 1995 and September 30, 1996, 55.8% and 63.9%, respectively, of the Company's Mortgage Assets were Mortgage Securities covered by credit protection in the form of a 100% guarantee from a government sponsored entity (GNMA, FNMA and FHLMC) ("Agency Certificates").

     An additional 38.1% and 26.8% of the Company's Mortgage Assets at December 31, 1995 and September 30, 1996, respectively, were Privately Issued Certificates and represented interests in pools of residential mortgage loans with partial credit enhancement; of these amounts, 85% and 93% were rated investment grade equivalent, respectively. Credit loss protection for Privately Issued Certificates is achieved through the subordination of other interests in the pool to the interest held by the Company, through pool insurance or though other means. The degree of credit protection varies substantially among the Privately Issued Certificates held by the Company. While most Privately Issued Certificates held by the Company have some degree of credit enhancement, the majority of such Mortgage Assets are, in turn, subordinated to other interests. Thus, should such a Privately Issued Certificate experience credit losses, such losses could be greater than the Company's pro rata share of the remaining mortgage pool, but in no event could exceed the Company's investment in such Privately Issued Certificate. At September 30, 1996, the amount of realized credit losses a particular pool of mortgages represented by Privately Issued Certificates would have to experience before the Company would bear responsibility for any credit losses ranged from 0% to 46% of the pool balance. The Company has undertaken an independent underwriting review of a sample of the loans underlying the Privately Issued Certificates that are rated below BBB.

     All of the Company's Mortgage Assets have received a credit rating from one or more nationally recognized rating agencies or have been assigned a rating deemed equivalent by the Company. At September 30, 1996, the average rating of the Company's Mortgage Assets, as adjusted to a single format and weighted by carrying value, was AA+. At September 30, 1996, the average rating of the non-agency Mortgage Assets was AA.

     At September 30, 1996, the Company owned $127.7 million of whole Mortgage Loans, which comprised 9.3% of the Company's total Mortgage Assets at such date. In preparation for purchases of Mortgage Assets in the form of Mortgage Loans, the Company developed a quality control program to monitor the quality of loan underwriting at the time of acquisition and on an ongoing basis. The Company conducts a legal document review of each Mortgage Loan acquired to verify the accuracy and completeness of the information contained in the mortgage notes, security instruments and other pertinent documents in the file. As a condition of purchase, the Company will select a sample of Mortgage Loans targeted to be acquired, focusing on those Mortgage Loans with higher risk characteristics, and submit them to a third party, nationally recognized underwriting review firm for a compliance check of underwriting and review of income, asset and appraisal information. In addition, the Company or its agents will underwrite all Multifamily and Commercial Mortgage Loans. During the time it holds Mortgage Loans, the Company will be subject to risks of borrower defaults and bankruptcies and special hazard losses (such as those occurring from earthquakes or floods) that are not covered by standard hazard insurance. The Company will generally not obtain credit enhancements such as mortgage pool or special hazard insurance for its Mortgage Loans, although individual loans may be covered by FHA insurance, VA guarantees or private mortgage insurance and, to the extent securitized into Agency Certificates, by such government sponsored entity obligations or guarantees.

     Capital and Leverage Policies

     The Company's goal is to strike a balance between the under-utilization of leverage, which reduces potential returns to stockholders, and the over-utilization of leverage, which could reduce the Company's ability to meet its obligations during adverse market conditions. The Company has established a "Risk-Adjusted Capital Policy" which limits management's ability to acquire additional Mortgage Assets during times when the actual capital base of the Company is less than a required amount defined in the policy. In this way, the use of balance sheet leverage is controlled. The actual capital base as defined for the purpose of the Risk-Adjusted Capital Policy is equal to the market value of total assets less the book value of total collateralized borrowings. The actual capital base, as so defined, represents the approximate liquidation value of the Company and approximates the market value of assets that can be pledged or sold to meet over-collateralization requirements for the Company's borrowings. The unpledged portion of the Company's actual capital base is available to be pledged or sold as necessary to maintain over-collateralization levels for the Company's borrowings.

     Management is prohibited from acquiring additional Mortgage Assets during periods when the actual capital base of the Company is less than the minimum amount required under the Risk-Adjusted Capital Policy (except when such Mortgage Asset acquisitions may be necessary to maintain REIT status or the Company's exemption from the Investment Company Act of 1940). In addition, when the actual capital base falls below the Risk-Adjusted Capital Policy requirements, management is required to submit to the Board a plan for bringing the actual capital base into compliance with the Risk-Adjusted Capital Policy requirements. It is anticipated that in most circumstances this goal will be achieved over time without overt management action through the natural process of mortgage principal repayments and increases in the market values of Mortgage Assets as their coupon rates adjust upwards to market levels. Management anticipates that the actual capital base is likely to exceed the Risk-Adjusted Capital requirement during periods following new equity offerings and during periods of falling interest rates and that the actual capital base may fall below the Risk-Adjusted Capital Policy requirement during periods of rising interest rates.

     The Board of Directors reviews on a periodic basis various analyses prepared by management of the risks inherent in the Company's balance sheet, including an analysis of the effects of various scenarios on the Company's net cash flow, earnings, dividends, liquidity and net market value. Should the Board of Directors determine that the minimum required capital base set by the Company's Risk-Adjusted Capital Policy is either too low or too high, the Board of Directors will raise or lower the capital requirement accordingly.

     The Company expects that its aggregate minimum capital requirement under the Risk-Adjusted Capital Policy will approximate 6% to 15% of the market value of the Company's Mortgage Assets. This percentage will fluctuate over time, and may fluctuate out of the expected range, as the composition of the balance sheet changes, haircut levels required by lenders change, the market value of the Mortgage Assets changes and as liquidity capital cushion percentages set by the Board of Directors are adjusted over time. As of September 30, 1996 the aggregate Risk-Adjusted Capital Policy requirement was 10.3% of Mortgage Assets, and the Company's actual capital base was 11.7% of Mortgage Assets.

     The Risk-Adjusted Capital Policy also stipulates that at least 50% of the capital base maintained to satisfy the liquidity capital cushion shall be invested in Agency Certificates, AAA-rated adjustable-rate Mortgage Securities or Mortgage Assets with similar or better liquidity characteristics.

     Pursuant to the Company's overall business strategy, a substantial portion of the Company's borrowings are short term or adjustable-rate. The Company's borrowings currently are implemented primarily through reverse repurchase agreements (a borrowing device evidenced by an agreement to sell securities or other assets to a third-party and a simultaneous agreement to repurchase them at a specified future date and price, the price difference constituting interest on the borrowing), but in the future may also be obtained through loan agreements, lines of credit, Dollar-Roll Agreements (an agreement to sell a security for delivery on a specified future date and a simultaneous agreement to repurchase the same or a substantially similar security on a specified future date) and other credit facilities with institutional lenders and issuance of debt securities such as commercial paper, medium-term notes, CMOs and senior or subordinated notes.

  ASSET/LIABILITY MANAGEMENT PROGRAMS

     Interest Rate Risk Management Program

     To the extent consistent with its election to qualify as a REIT, the Company follows an interest rate risk management program intended to protect against the effects of major interest rate changes. Specifically, the Company's interest rate risk management program is formulated with the intent to offset the potential adverse effects resulting from rate adjustment limitations on its Mortgage Assets and the differences between interest rate adjustment indices and interest rate adjustment periods of its adjustable-rate Mortgage Assets and related borrowings. The Company's interest rate risk management program encompasses a number of procedures, including: (i) the Company attempts to structure its borrowings to have interest rate adjustment indices and interest rate adjustment periods that, on an aggregate basis, generally correspond to the interest rate adjustment indices and interest rate adjustment periods of the adjustable-rate Mortgage Assets purchased by the Company, so as to limit mis-matching of such aggregates to a range of one to six months, and (ii) the Company attempts to structure its borrowing agreements relating to adjustable-rate Mortgage Assets to have a range of different maturities and interest rate adjustment periods (although substantially all reverse repurchase agreements will be less than one year). As a result, the Company expects to be able to adjust the average maturity/adjustment period of such borrowings on an ongoing basis by changing the mix of maturities and interest rate adjustment periods as borrowings come due and are renewed. Through use of these procedures, the Company intends to minimize differences between interest rate adjustment periods of adjustable-rate Mortgage Assets and related borrowings that may occur.

     The Company purchases interest rate caps, interest rate swaps and similar instruments to attempt to mitigate the risk of the cost of its variable rate liabilities increasing at a faster rate than the earnings on its Mortgage Assets during a period of rising rates. In this way, the Company intends generally to hedge as much of the interest rate risk as management determines is in the best interests of the Company, given the cost of such hedging transactions and the need to maintain the Company's status as a REIT, among other factors. This determination may result in management electing to have the Company bear a level of interest rate risk that could otherwise be hedged when management believes, based on all relevant facts, that bearing such risk is advisable. The Company may also, to the extent consistent with its compliance with the REIT Gross Income Tests, Maryland law and the no-action relief discussed below, utilize financial futures contracts, options and forward contracts as a hedge against future interest rate changes. The Company obtained no-action relief from the Commodities Futures Trading Commission permitting the Company to invest a small percentage of the Company's Mortgage Assets in certain financial futures contracts and options thereon without registering as a commodity pool operator under the Commodity Exchange Act, provided that the Company uses such instruments solely for bona fide hedging purposes.

     The Company seeks to build a balance sheet and undertake an interest rate risk management program which is likely, in management's view, to enable the Company to generate positive earnings and maintain an equity liquidation value sufficient to maintain operations given a variety of potentially adverse circumstances. Accordingly, the hedging program addresses both income preservation, as discussed in the first part of this section, and capital preservation concerns. With regard to the latter, the Company monitors its "equity duration." This is the expected percentage change in the Company's equity (measured as the carrying value of total assets less book value of total liabilities) that would be caused by a 1% change in short and long term interest rates. To date, the Company believes that it has met its goal of maintaining an equity duration of less than 15%. To monitor its equity duration and the related risks of fluctuations in the liquidation value of the Company's equity, the Company models the impact of various economic scenarios on the market value of the Company's Mortgage Assets, liabilities and interest rate agreements. The Company believes that the existing hedging program will allow the Company to maintain operations throughout a wide variety of potentially adverse circumstances without further management action. Nevertheless, in order to further preserve the Company's capital base (and lower its equity duration) during periods when management believes a trend of rapidly rising interest rates has been established, management may decide to increase hedging activities and/or sell assets. Each of these types of actions may lower the earnings and dividends of the Company in the short term in order to further the objective of maintaining attractive levels of earnings and dividends over the long term.

     In all of its interest rate risk management transactions, the Company follows certain procedures designed to limit credit exposure to counterparties, including dealing only with counterparties whose financial strength meets the Company's requirements.

     Although the Company believes it has developed a cost-effective asset/liability management program to provide a level of protection against interest rate and prepayment risks, no strategy can completely insulate the Company from the effects of interest rate changes, prepayments and defaults by counterparties. Further, certain of the Federal income tax requirements that the Company must satisfy to qualify as a REIT limit the Company's ability to fully hedge its interest rate and prepayment risks.

     Prepayment Risk Program

     The Company seeks to minimize the effects of faster or slower than anticipated prepayment rates through structuring a diversified portfolio with a variety of prepayment characteristics, investing in Mortgage Assets with prepayment prohibitions and penalties, investing in certain Mortgage Securities structures which have prepayment protections, and balancing Mortgage Assets purchased at a premium with Mortgage Assets purchased at a discount. In addition, the Company has purchased and may in the future purchase additional interest-only strips to a limited extent as a hedge against prepayment risk. Prepayment risk is monitored by management and the Board of Directors through periodic review of the impact of a variety of prepayment scenarios on the Company's revenues, net earnings, dividends, cash flow and net balance sheet market value.

                       DIVIDEND POLICY AND DISTRIBUTIONS

     The Company intends to distribute to stockholders each year substantially all of its net taxable income (which does not ordinarily equal net income as calculated in accordance with GAAP) so as to qualify for the tax benefits accorded to REITs under the Code. The Company intends to make dividend distributions on the Common Stock at least quarterly; provided, however, that no dividends will be paid or set apart for payment on shares of Common Stock unless full cumulative dividends have been paid on the Class B Preferred Stock.

     The Company has adopted a Dividend Reinvestment Plan ("DRP") that allows stockholders to have their dividends reinvested automatically in shares of Common Stock at 97% of the then current market price. The shares of Common Stock to be acquired for distribution under the DRP will be purchased on the open market or directly from the Company, at the option of the Company.

                         SUMMARY FINANCIAL INFORMATION
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                              FOR THE NINE MONTHS                         PERIOD FROM
                                                     ENDED                FOR THE          AUGUST 19,
                                                 SEPTEMBER 30,          YEAR ENDED          1994 TO
                                              -------------------      DECEMBER 31,       DECEMBER 31,
                                               1996        1995            1995               1994
                                              -------     -------     ---------------     ------------
STATEMENT OF INCOME DATA:
Interest Income.............................  $41,403     $ 9,116       $    15,726         $  1,296
Interest and Hedge Expenses.................   30,480       6,365            10,947              768
Net Interest Income.........................   10,923       2,751             4,779              528
Net Income Available to Common
  Stockholders..............................    7,453       1,845             3,155              382
Primary Earnings per Share..................  $  0.90     $  0.67       $      0.85         $   0.20
Dividends Declared per Class A Preferred
  Share(1)..................................  $ 0.000     $ 0.500       $     0.500         $  0.250
Dividends Declared per Class B Preferred
  Share(2)..................................  $ 0.386     $ 0.000       $     0.000         $  0.000
Dividends Declared per Common Share.........  $ 1.260     $ 0.200       $     0.460         $  0.000

                                                                            AT                 AT
                                                                       SEPTEMBER 30,      DECEMBER 31,
                                                                           1996               1995
                                                                      ---------------     ------------
BALANCE SHEET DATA (AT PERIOD END):
Total Mortgage Assets............................................       $ 1,375,870         $432,244
Total Assets.....................................................         1,403,478          441,557
Short-term Borrowings............................................         1,225,094          370,316
Stockholders' Equity.............................................           163,517           68,290

---------------

(1) All shares of Class A Preferred Stock were converted into Common Stock in August 1995.

(2) All shares of Class B Preferred Stock were issued in August 1996.

                              RECENT DEVELOPMENTS

     On November 15, 1996, the Company committed to acquire an approximate $411 million portfolio of seasoned "A"-quality single-family adjustable-rate first-lien whole mortgage loans from a commercial bank. The portfolio, which is subject to change before the scheduled acquisition closing date of December 15, 1996, currently consists of 1,725 mortgage loans with an average balance of $238,300. The average mortgage coupon of 7.86% is close to the fully-indexed rate of the loans. On average, the coupons on the loans adjust annually to a net margin of 2.46% over the one year Treasury (CMT) index, subject to a 2% annual periodic cap and a life cap of 11.67%. The properties securing the loans are located in California (30%), Maryland (10%), Florida (6%) and Virginia (5%). No other state accounts for more than 5% of the portfolio. No more than 0.7% of the properties securing the loans are located in any one zip code. Approximately, 94% of the loans were originated in 1994 or earlier. The average original loan-to-value ratio of the loans is 76.5%. Loans with a loan-to-balance ratio over 80% make up 23% of the portfolio; the effective loan-to-value ratio to the Company on these loans is 75% or less as all such loans have primary mortgage insurance. Currently, there are no delinquent loans in the portfolio.

     Between the end of the third quarter on September 30, 1996 and November 15, 1996, the Company also acquired or committed to acquire $210 million of other single-family, adjustable-rate Mortgage Assets. These acquisitions, when completed, will consist of approximately $23 million of "A" quality whole Mortgage Loans, approximately $150 million of FNMA- and FHLMC-guaranteed Mortgage Securities, and approximately $37 million of private-label Mortgage Securities rated AAA or AA.

     Although closing on the remaining acquisitions discussed above is contingent on several factors, the Company currently believes all of these transactions are likely to close as planned during the months of

November and December 1996. The Company believes it currently has sufficient liquidity and borrowing capacity to close all these transactions.

     The Company believes that its fourth quarter asset acquisitions, in conjunction with the completion of this offering, will be beneficial over time on both earnings and dividends per share. The net impact of these activities for fourth quarter earnings per share depends on a variety of factors and is not expected to be material. The net impact of this offering on the Company's fourth quarter dividend per share declaration is likely to be somewhat negative as the share base on which dividends will be payable will expand by approximately 10%.

     The total asset size of the Company upon the completion of these fourth quarter transactions will be approximately $1.94 billion and the Company's Risk-Adjusted Capital Policy guideline will be approximately $200 million. The Company is seeking to complete this offering of approximately $40 million to raise its equity base from the current $164 million to a level above the Risk-Adjusted Capital Policy guideline.

     The Company has generally grown in the past by issuing equity and then seeking to acquire Mortgage Assets over time in order to fully employ the capital raised. In order to employ new capital more efficiently, the Board of Directors approved a permanent modification to the Company's Risk-Adjusted Capital Policy on October 31, 1996. Management is now able to acquire Mortgage Assets when attractive opportunities present themselves in excess of the level at which the Company's capital base would have been fully employed under the pre-existing Risk-Adjusted Capital Policy. As a result, when additional equity is raised, the new capital will already be fully employed at the time that new shares are issued. Such excess asset acquisitions are subject to a variety of limitations, including (i) that additional asset growth not increase the balance sheet size by more than 10% beyond the point at which capital has been fully employed under the pre-existing Risk-Adjusted Capital Policy guidelines, and
(ii) that the Company seek to issue additional equity to bring the Company into compliance with the pre-existing Risk-Adjusted Capital Policy guidelines.

     In addition, the Board also approved a special temporary waiver to the newly modified Risk-Adjusted Capital Policy, again subject to certain limitations and with an expiration date of December 31, 1996 which allowed the Company to make arrangements to acquire the $411 million portfolio described above. Once this offering is completed, this temporary waiver will also allow the Company to bid to acquire other large portfolios of Mortgage Assets should they become available for sale in the fourth quarter of 1996.

     An allowance for credit losses is maintained at a level deemed appropriate by management to provide for known losses as well as unidentified potential losses in its Mortgage Asset portfolio. The allowance is based upon management's assessment of various factors affecting its non-agency Mortgage Assets, including current and projected economic conditions, delinquency status and credit protection. In determining the allowance for credit losses, the Company's credit exposure is considered based on its credit risk position in the mortgage pool. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

     In the past, the Company has provided for a 30 basis point allowance for credit losses immediately upon the acquisition of whole Mortgage Loans as a method to estimate its resource requirements. For the $411 million portfolio the Company has committed to acquire, this practice would result in a fourth quarter charge to earning of $1.233 million, or approximately $0.12 per share. The Company believes that a full reserve charge taken in this up-front manner would not be reflective of the likely timing of anticipated credit losses; this portfolio, for example, will have no delinquent loans at closing so credit losses in the first year, given information available today, are expected to be minor. Accordingly, the Company plans to maintain an allowance for credit losses as described above, and will recognize credit provisions over time, as credit risk factors require. The Company expects that a 30 basis point allowance for credit risk will be built over a 24 month period. The negative earnings impact from the provisions for this portfolio are anticipated to be less than $0.02 per share per quarter for the next eight quarters. For future whole loan acquisitions, the Company also intends to build a reserve over 24 months so long as the rate of credit loss is anticipated to be lower than this provisioning schedule. The Company will continue to monitor the credit quality trends of its Mortgage Assets and may increase or decrease its rate of provisioning accordingly. The Company currently anticipates that its credit reserve at December 31, 1996 will exceed $2 million.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the 1,250,000 shares of Common Stock being offered hereby by the Company are estimated to be approximately $39,193,750 after deducting underwriting discounts and commissions and estimated expenses. The net proceeds, together with borrowings, will be used to purchase Mortgage Assets as described herein. See "Prospectus Supplement Summary -- Recent Developments." Pending use of the proceeds to purchase such Mortgage Assets, the net proceeds will be used to reduce borrowings. The Company intends to increase its investment in Mortgage Assets by borrowing against existing Mortgage Assets and using the proceeds to acquire additional Mortgage Assets. The Company's borrowings are secured by the Mortgage Assets owned by the Company. Until the proceeds are fully utilized along with borrowings in this manner, the Company's net earnings are expected to be lower than would be the case if this financing strategy were fully implemented.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus Supplement, the following risk factors should be carefully considered in the evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby.

OPERATIONS RISKS

  GENERAL

     The results of the Company's operations are affected by various factors, many of which are beyond the control of the Company. The results of the Company's operations depend on, among other things, the level of net interest income generated by the Company's Mortgage Assets, the market value of such Mortgage Assets and the supply of and demand for such Mortgage Assets. The Company's net interest income varies primarily as a result of changes in short-term interest rates, borrowing costs and prepayment rates, the behavior of which involve various risks and uncertainties as set forth below. Prepayment rates, interest rates, borrowing costs and credit losses depend upon the nature and terms of the Mortgage Assets, the geographic location of the properties securing the Mortgage Loans included in or underlying the Mortgage Assets, conditions in financial markets, the fiscal and monetary policies of the United States government and the Board of Governors of the Federal Reserve System, international economic and financial conditions, competition and other factors, none of which can be predicted with any certainty. Because changes in interest rates may significantly affect the Company's activities, the operating results of the Company depend, in large part, upon the ability of the Company to effectively manage its interest rate and prepayment risks while maintaining its status as a REIT.

 RISKS OF SUBSTANTIAL LEVERAGE AND POTENTIAL NET INTEREST AND
  OPERATING LOSSES IN CONNECTION WITH BORROWINGS

     General

     The Company intends to continue to employ its financing strategy to increase the size of its Mortgage Asset investment portfolio by borrowing a substantial portion (which may vary depending upon the mix of the Mortgage Assets in the Company's portfolio and the application of the Risk-Adjusted Capital Policy requirements to such mix of Mortgage Assets) of the market value of its Mortgage Assets. The Company expects generally to maintain a ratio of its total book capital base (book value of capital accounts, retained earnings and subordinated debt deemed by management to qualify as capital for this purpose, taking into account valuation adjustments) to book value of total Mortgage Assets of between 10% and 20%, although the percentage may vary from time to time depending upon market conditions and other factors deemed relevant by management. However, the Company is not limited under its Bylaws in respect of the amount of its borrowings, whether secured or unsecured, and the aggregate percentage of total equity capital could at times be lower than 10%. If the returns on the Mortgage Assets purchased with borrowed funds fail to cover the cost of the borrowings, the Company will experience net interest losses and may experience net losses. In addition, through increases in haircuts, decreases in the market value of the Company's Mortgage Assets, increases in interest rate volatility, availability of financing in the market, circumstances then applicable in the lending market and other factors, the Company may not be able to achieve the degree of leverage it believes to be optimal, which may cause the Company to be less profitable than it would be otherwise.

     Risk of Failure to Refinance Outstanding Borrowings

     Additionally, the ability of the Company to achieve its investment objectives depends not only on its ability to borrow money in sufficient amounts and on favorable terms but also on the Company's ability to renew or replace on a continuous basis its maturing short-term borrowings. The Company's business strategy relies on short-term borrowings to fund Mortgage Assets with adjustable-rate coupons and long-term maturities. The Company has not at the present time entered into any commitment agreements under which a lender would be required to enter into new borrowing agreements during a specified period of time; however, the Company may enter into one or more of such commitment agreements in the future if deemed favorable to the Company. In the event the Company is not able to renew or replace maturing borrowings, the Company could be required to sell Mortgage Assets under adverse market conditions and could incur losses as a result. In addition, in such event, the Company may be required to terminate hedge positions, which could result in further costs to the Company. An event or development such as a sharp rise in interest rates or increasing market concern about the value or liquidity of a type or types of Mortgage Loans or Mortgage Securities in which the Company's portfolio is concentrated will reduce the market value of the Mortgage Assets, which would likely cause lenders to require additional collateral. At the same time, the market value of the Mortgage Assets in which the Company's liquidity capital is invested may have decreased. A number of such factors in combination may cause difficulties for the Company, including a possible liquidation of a major portion of the Company's Mortgage Assets at disadvantageous prices with consequent losses, which could have a materially adverse effect on the Company and its solvency.

     Risk of Decline in Market Value of Mortgage Assets; Margin Calls

     Certain of the Company's Mortgage Assets may be cross-collateralized to secure multiple borrowing obligations of the Company to a single lender. A decline in the market value of such Mortgage Assets may limit the Company's ability to borrow or result in lenders initiating margin calls (i.e., requiring a pledge of cash or additional Mortgage Assets to re-establish the ratio of the amount of the borrowing to the value of the collateral). In the event that the Company acquires fixed-rate Mortgage Assets pursuant to its Asset Allocation/Capital Allocation Policies, such fixed-rate Mortgage Assets may be more susceptible to margin calls as increases in interest rates tend to more negatively affect the market value of fixed-rate Mortgage Assets than adjustable-rate Mortgage Assets. This remains true despite effective hedging against such fluctuations as the hedging instruments may not be part of the collateral securing the collateralized borrowings. Additionally, it may be difficult to realize the full value of the hedging instrument when desired for liquidity purposes due to the applicable REIT Provisions of the Code. The Company could be required to sell Mortgage Assets under adverse market conditions in order to maintain liquidity. Such sales may be effected by management when deemed by it necessary in order to preserve the capital base of the Company. If these sales were made at prices lower than the amortized cost of the Mortgage Assets, the Company would experience losses. A default by the Company under its collateralized borrowings could also result in a liquidation of the collateral, including any cross-collateralized assets, and a resulting loss of the difference between the value of the collateral and the amount borrowed. Additionally, in the event of a bankruptcy of the Company, certain reverse repurchase agreements may qualify for special treatment under the Bankruptcy Code, the effect of which is, among other things, to allow the creditors under such agreements to avoid the automatic stay provisions of the Bankruptcy Code and to liquidate the collateral under such agreements without delay.

     To the extent the Company is compelled to liquidate Mortgage Assets qualifying as Qualified REIT Real Estate Assets to repay borrowings, the Company may be unable to comply with the REIT Provisions of the Code regarding assets and sources of income requirements, ultimately jeopardizing the Company's status as a REIT.

 RISK OF DECREASE IN NET INTEREST INCOME DUE TO INTEREST RATE FLUCTUATIONS; PREPAYMENT RISKS OF MORTGAGE ASSETS

     The Company's Mortgage Assets bear, and the Company expects that a substantial portion of the Company's Mortgage Assets in the future will bear, adjustable interest or pass-through rates based on short-term interest rates, and substantially all of the Company's borrowings will bear interest at short-term rates and have and will have maturities of less than one year. Consequently, changes in short-term interest rates may significantly influence the Company's net interest income. While increases in short-term interest rates will generally increase the yields on the Company's adjustable-rate Mortgage Assets, rising short-term rates will also increase the costs of borrowings by the Company which will be utilized to fund the Mortgage Assets and, to the extent such costs rise more rapidly than the yields, the Company's net interest income may be reduced or a net loss may result. Conversely, decreases in short-term interest rates may decrease the interest cost on the Company's borrowings more rapidly than the yields on the Mortgage Assets and hence may increase the Company's net interest income. No assurance can be given as to the amount or timing of changes in interest rates or their effect on the Company's Mortgage Assets or net interest income.

     Mortgage Asset prepayment rates vary from time to time and may cause changes in the amount of the Company's net interest income. Prepayments of ARMs and Mortgage Securities backed by ARMs usually can be expected to increase when mortgage interest rates fall below the then-current interest rates on such ARMs and decrease when mortgage interest rates exceed the then-current interest rates on the ARMs, although such effects are not predictable. Prepayment experience also may be affected by the geographic location of the property securing the Mortgage Loans, the assumability of the Mortgage Loans, conditions in the housing and financial markets and general economic conditions. In addition, prepayments on ARMs are affected by the ability of the borrower to convert an ARM to a fixed-rate loan and by conditions in the fixed-rate mortgage market. If the interest rates on ARMs increase at a rate greater than the interest rates on fixed-rate Mortgage Loans, prepayments on ARMs may tend to increase. In periods of fluctuating interest rates, interest rates on ARMs may exceed interest rates on fixed-rate Mortgage Loans, which may tend to cause prepayments on ARMs to increase at a rate greater than anticipated. The Company seeks to minimize prepayment risk through a variety of means, including structuring a diversified portfolio with a variety of prepayment characteristics, investing in Mortgage Assets with prepayment prohibitions and penalties, investing in certain Mortgage Securities structures which have prepayment protection, and balancing Mortgage Assets purchased at a premium with Mortgage Assets purchased at a discount. In addition, the Company has purchased and may in the future purchase additional interest-only strips to a limited extent. However, no strategy can completely insulate the Company from prepayment risks arising from the effects of interest rate changes.

     Changes in anticipated prepayment rates of Mortgage Assets could affect the Company in several adverse ways. The faster than anticipated prepayment of any Mortgage Asset that had been purchased at a premium by the Company would generally result in a faster than anticipated write-off of any remaining capitalized premium amount and consequent reduction of the Company's net interest income by such amount. In addition, a portion of the adjustable-rate Single-Family Mortgage Loans acquired or to be acquired by the Company (either directly as Mortgage Loans or through Mortgage Securities backed by ARMs) have or will have been recently originated and will still bear initial interest rates which are lower than their "fully-indexed" rates (the applicable index plus margin). In the event that such an ARM is prepaid faster than anticipated prior to or soon after the time of adjustment to a fully-indexed rate, the Company will have experienced an adverse effect on its net interest income during the time it held such ARM compared with holding a fully-indexed ARM and will have lost the opportunity to receive interest at the fully-indexed rate over the expected life of the ARM. These effects may be mitigated to the extent such ARMs were acquired at a discount.

 RISK OF FAILING TO HEDGE AGAINST INTEREST RATE CHANGES EFFECTIVELY;
  RISK OF LOSSES ASSOCIATED WITH HEDGING; COUNTERPARTY RISKS

     The Company's operating strategy subjects it to interest rate risks as described above. The Company follows an asset/liability management program intended to protect against interest rate changes and prepayments. Nevertheless, developing an effective asset/liability management strategy is complex and no strategy can completely insulate the Company from risks associated with interest rate changes and prepayments. In addition, there can be no assurance that the Company's hedging activities will have the desired beneficial impact on the Company's results of operations or financial condition. Hedging typically involves costs, including transaction costs, which increase dramatically as the period covered by the hedge increases and which also increase during periods of rising and volatile interest rates. The Company may increase its hedging activity, and thus increase its hedging costs, during such periods when interest rates are volatile or rising and hedging costs have increased. Moreover, Federal tax laws applicable to REITs may substantially limit the Company's ability to engage in asset/liability management transactions. Such Federal tax laws may prevent the Company from effectively implementing hedging strategies that the Company determines, absent such restrictions, would best insulate the Company from the risks associated with changing interest rates and prepayments.

     The Company purchases from time to time interest rate caps, interest rate swaps and similar instruments to attempt to mitigate the risk of the cost of its variable rate liabilities increasing at a faster rate than the earnings on its assets during a period of rising rates. In this way, the Company intends generally to hedge as much of the interest rate risk as management determines is in the best interests of the stockholders of the Company given the cost of such hedging transactions and the need to maintain the Company's status as a REIT. In this regard, the amount of income the Company may earn from its interest rate caps and other hedging instruments is subject to substantial limitations under the REIT Provisions of the Code. In particular, when the Company earns income under such instruments, it will seek advice from tax counsel as to whether such income constitutes qualifying income for purposes of the 95% Gross Income Test and as to the proper characterization of such arrangements for purposes of the REIT Asset Tests. This determination may result in management electing to have the Company bear a level of interest rate risk that could otherwise be hedged when management believes, based on all relevant facts, that bearing such risk is advisable.

     In the event that the Company purchases interest rate caps or other interest rate agreements to hedge against lifetime and periodic rate or payment caps, and the provider of interest rate agreements becomes financially unsound or insolvent, the Company may be forced to unwind its interest rate agreements with such provider and may take a loss on such interest rate agreements. Although the Company intends to purchase interest rate agreements only from financially sound institutions and to monitor the financial strength of such institutions on a periodic basis, no assurance can be given that the Company can avoid such third party risks.

  RISK OF LOSS ON SINGLE-FAMILY MORTGAGE ASSETS

     Ninety-one percent (91%) of the Mortgage Assets the Company had acquired as of September 30, 1996 were Mortgage Securities. The Company bears the risk of loss on any Mortgage Securities it purchases in the secondary mortgage market or otherwise. However, such Mortgage Securities, including all Mortgage Securities purchased as of December 31, 1995, are either Agency Certificates or are generally structured with one or more types of credit enhancement. To the extent third parties have been contracted to provide the credit enhancement, the Company is dependent in part upon the creditworthiness and claims paying ability of the insurer and the timeliness of reimbursement in the event of a default on the underlying obligations. Further, the insurance coverage for various types of losses is limited in amount and losses in excess of the limitation would be borne by the Company. The Company expects that a substantial portion of its Single-Family Mortgage Assets in the future may constitute Mortgage Loans and Mortgage Securities acquired in exchange for such Mortgage Loans as explained below. The Company generally does not intend to obtain credit enhancements such as mortgage pool or special hazard insurance for its Single-Family Mortgage Loans, other than FHA insurance, VA guarantees and private mortgage insurance, in each case relating only to individual Mortgage Loans. Accordingly, during the time it holds such Mortgage Loans for which third party insurance is not obtained, the Company will be subject to risks of borrower defaults and bankruptcies and special hazard losses that are not covered by standard hazard insurance (such as those occurring from earthquakes or floods). In the event of a default on any Single-Family Mortgage Loan held by the Company, including, without limitation, any event of default resulting from higher default levels as a result of declining property values and worsening economic conditions, among other factors, the Company would bear the risk of loss of principal to the extent of any deficiency between the value of the related mortgage property, plus any payments from an insurer or guarantor, and the amount owing on the Mortgage Loan. Defaulted Mortgage Loans would also cease to be eligible collateral for borrowings and would have to be financed by the Company out of other funds until ultimately liquidated, resulting in increased financing costs and reduced net income or a net loss.

  RISK OF FUTURE REVISIONS IN POLICIES AND STRATEGIES BY BOARD OF DIRECTORS

     The Board of Directors has established the investment policies and operating policies and strategies set forth in this Prospectus as the investment policies and operating policies and strategies of the Company. However, these policies and strategies may be modified or waived by the Board of Directors, subject in certain cases to approval by a majority of the Independent Directors, without stockholder consent. The ultimate effect of changes in these policies and strategies may be positive or negative. See "Prospectus Supplement Summary -- Recent Developments" for a description of a recent change to the Risk-Adjusted Capital Policy.

LEGAL AND OTHER RISKS

  DEPENDENCE ON KEY PERSONNEL

     The Company's operations depend in significant part upon the contributions of its executive officers many of whom would be difficult to replace. Although all executive officers currently have employment agreements with the Company, there can be no assurance of the continued employment of all such officers. The loss of any key person could have a material adverse effect on the Company's business and results of operations.

  CAPITAL STOCK PRICE VOLATILITY RISK

     With respect to the public market for the Common Stock, it is likely that the market price of the Common Stock will be influenced by any variation between the net yield on the Company's Mortgage Assets and prevailing market interest rates and by the market's perception of the Company's ability to achieve earnings growth. The Company's earnings will be derived primarily from any positive spread between the yield on the Company's Mortgage Assets and the cost of the Company's borrowings. The positive spread between the yield on the Company's Mortgage Assets and the cost of borrowings will not necessarily be larger in high interest rate environments than in low interest rate environments regardless of the Company's business strategy to achieve such result. Accordingly, in periods of high interest rates, the net income of the Company, and therefore the dividend yield on the Common Stock, may be less attractive compared with alternative investments, which could negatively impact the price of the Common Stock. If the anticipated or actual net yield on the Company's Mortgage Assets declines or if prevailing market interest rates rise, thereby decreasing the positive spread between the net yield on the Mortgage Assets and the cost of the Company's borrowings, the market price of the Common Stock may be adversely affected. In addition, if the market price of other REIT stocks decline for any reason, or there is a broad-based decline in real estate values or in the value of the Company's portfolio of Mortgage Assets, the market price of the Common Stock may be adversely affected. During any period when the market price of the Common Stock has been adversely affected due to any of the foregoing reasons, the liquidity of the Common Stock may be negatively impacted and investors who may desire or be required to sell shares of Common Stock may experience losses.

                        MARKET PRICES AND DIVIDEND DATA

     The following table sets forth, for the periods indicated, the high and low sales prices per share of the Common Stock as reported on the Nasdaq National Market composite tape and the cash dividends paid per share of outstanding Common Stock.

                                                             PRICE PER SHARE              CASH
                                                             OF COMMON STOCK            DIVIDENDS
                                                          ----------------------        DECLARED
                                                           HIGH            LOW          PER SHARE
                                                          -------        -------        ---------
1996
  Fourth Quarter (through November 18, 1996)............  $ 33.38        $ 31.25            (1)
  Third Quarter.........................................    32.25          23.25          $0.40
  Second Quarter........................................    28.00          19.38           0.40
  First Quarter.........................................    21.75          18.75           0.46
1995
  Fourth Quarter........................................  $ 22.00        $ 18.00          $0.26
  Third Quarter(2)......................................    22.00          16.88           0.20

---------------
(1) As of the date of this Prospectus Supplement, the Company had not yet declared a dividend for the fourth quarter.

(2) The Company's Common Stock began trading on August 4, 1995.

     On November 18, 1996, the last reported sales price for the Common Stock was $31.75 per share. As of September 30, 1996 the Company's 9,069,653 shares of Common Stock were held by approximately 175 holders of record.

     The Company intends to pay quarterly dividends. The Company intends to make distributions to its stock holders of all or substantially all of its taxable income in each year (subject to certain adjustments) so as to qualify for the tax benefits accorded to a REIT under the Code. All distributions will be made by the Company at the discretion of the Board of Directors and will depend on the earnings of the Company, the financial condition of the Company, maintenance of REIT status and such other factors as the Board of Directors may deem relevant from time to time. No dividends will be paid or set apart for payment on shares of Common Stock unless full cumulative dividends have been paid on the Class B Preferred Stock.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at September 30, 1996, and as adjusted to give effect to the sale by the Company of 1,250,000 shares of Common Stock at the Price to Public set forth on the cover page of this Prospectus Supplement.

                                                                            SEPTEMBER 30, 1996
                                                                          ----------------------
                                                                           ACTUAL    AS ADJUSTED
                                                                          --------   -----------
                                                                          (DOLLARS IN THOUSANDS)
STOCKHOLDERS' EQUITY
Class B Preferred Stock, par value $0.01 per share:
  1,006,250 shares authorized; 1,006,250 shares outstanding.............  $ 29,712    $  29,712
Common Stock, par value $0.01 per share: 48,993,750 shares authorized,
  9,069,653 and 10,319,653 shares issued and outstanding................        91          103
Additional paid-in capital..............................................   138,081      177,263
Net unrealized loss on assets available for sale........................    (2,060)      (2,060)
Dividends in excess of income (1).......................................    (2,307)      (2,307)
                                                                          --------        -----
  Total Stockholders' Equity............................................  $163,517    $ 202,711

---------------
(1) Because the Company is a REIT, the dividends declared are based on taxable income, which differs from GAAP income as reported in the financial statement.

                            SELECTED FINANCIAL DATA

     The following selected financial data are derived from the audited financial statements of the Company for the year ended December 31, 1995 and the period from commencement of operations on August 19, 1994 to December 31, 1994 and from the unaudited financial information at and for the nine months ended September 30, 1996 and September 30, 1995. The unaudited information has been derived from unaudited financial statements; however, in the opinion of management, such information reflects all adjustments necessary for a fair statement of the results of operations for such interim periods. The results of operations of any interim period are subject to year end audit and adjustments and are not necessarily indicative of the results of operations for the full year. See the Company's Annual Report on Form 10-K for the year ended December 31, 19985 and the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1996 incorporated by reference herein.

                                                   FOR THE NINE MONTHS                    PERIOD FROM
                                                          ENDED              FOR THE       AUGUST 19,
                                                      SEPTEMBER 30,         YEAR ENDED      1994 TO
                                                  ----------------------   DECEMBER 31,   DECEMBER 31,
                                                     1996        1995          1995           1994
                                                  ----------   ---------   ------------   ------------
                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA
Interest income.................................  $   41,403   $   9,116    $   15,726     $    1,296
Interest expense................................      29,724       6,155        10,608            760
Interest rate agreement expense.................         756         210           339              8
                                                      ------      ------        ------         ------
Net interest income.............................      10,923       2,751         4,779            528
Provision for credit losses.....................       1,324         143           493              0
                                                      ------      ------        ------         ------
Net interest income after provision for credit
  losses........................................       9,599       2,608         4,286            528
Operating expenses..............................       1,758         763         1,131            146
                                                      ------      ------        ------         ------
Net income......................................       7,841       1,845         3,155            382
Less cash dividends on Class B Preferred
  Stock.........................................         388          --            --             --
                                                      ------      ------        ------         ------
Net income available to holders of Common
  Stock.........................................  $    7,453   $   1,845    $    3,155     $      382
                                                      ======      ======        ======         ======
Net taxable income..............................                            $    3,832     $      353
Primary earnings per share......................  $     0.90   $    0.67    $     0.85     $     0.20
Dividends declared per Class A preferred
  share.........................................          --   $    0.50    $     0.50     $     0.25
Dividends declared per Class B preferred
  share.........................................  $    0.386          --            --             --
Dividends declared per Common share.............  $     1.26   $    0.20    $     0.46             --
Weighted average shares of Common Stock and
  Common Stock equivalents......................   8,246,815   2,747,642     3,703,803      1,916,846

                                                     AT SEPTEMBER 30             AT DECEMBER 31
                                                  ----------------------   ---------------------------
                                                     1996        1995          1995           1994
                                                  ----------   ---------   ------------   ------------
BALANCE SHEET DATA
Mortgage assets.................................  $1,375,870   $ 298,785    $  432,244     $  117,477
Total assets....................................   1,403,478     303,394       441,557        121,528
Short-term borrowings...........................   1,225,094     228,826       370,316        100,376
Total liabilities...............................   1,239,961     230,921       373,267        101,248
Stockholders' equity............................     163,517      72,473        68,290         20,280
Number of Class A preferred shares
  outstanding...................................           0           0             0      1,666,063
Number of Class B preferred shares
  outstanding...................................   1,006,250           0             0              0
Number of common shares outstanding.............   9,069,653   5,516,313     5,517,299        208,332

                       FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

     The Code provides special tax treatment for organizations that qualify and elect to be taxed as REITs. The discussions below and in the Prospectus dated September 19, 1996 under the heading "Federal Income Tax Considerations" summarize the material federal income tax provisions applicable to the Company as a REIT and to investors in connection with their ownership of the Company's Common Stock. However, it is impractical to set forth in this Prospectus Supplement all aspects of federal, state, local and foreign tax law that may have tax consequences with respect to an investor's purchase of the Company's Common Stock. The discussions of various aspect of Federal income taxation contained herein and in the Prospectus are based on the Code, Treasury regulations, judicial decisions, administrative rulings and practice, all of which are subject to change.

     In brief, if certain detailed conditions imposed by the Code are met, entities that invest primarily in real estate investments and mortgage loans, and that otherwise would be taxed as corporations are, with certain limited exceptions, not taxed at the corporate level on their taxable income that is currently distributed to their shareholders. This treatment eliminates most of the "double taxation" (at the corporate level and then again at the shareholder level when the income is distributed) that typically results from investment in public corporations. If the Company fails to meet the requirements of the Code for REIT qualification in any taxable year, it would become subject to federal and state income taxation on its taxable income at regular corporate rates. In such an event, the after tax earnings available for distribution to the shareholders would be reduced.

     The Company believes that it has complied, and intends to comply in the future, with the requirements for qualification as a REIT under the Code. In the opinion of Giancarlo & Gnazzo, A Professional Corporation, special tax counsel to the Company ("Special Tax Counsel"), the Company has been organized and operated in a manner that qualifies it as a REIT under the Code since the commencement of its operations on August 19, 1994 through September 30, 1996, the date of the Company's most recent unaudited financials reviewed by Special Tax Counsel, and the Company's current and contemplated methods of operation, as represented by the Company, will enable it to continue to so qualify. This opinion is based on various assumptions relating to the organization and operation of the Company to date and in the future and is conditioned upon certain representations made by the Company as to certain factual matters. Such opinion is not binding on the Internal Revenue Service or the courts and there can be no assurance that the Company will in fact maintain compliance with those assumptions and requirements at all times.

TAXATION OF HOLDERS OF THE COMPANY'S COMMON STOCK

     The Company will notify shareholders after the close of the Company's taxable year as to the portions of the distributions that constitute ordinary income, return of capital and capital gain. Dividends and distributions declared in the last quarter of any year payable to shareholders of record on a specified date in such quarter will be deemed to have been received by the shareholders and paid by the Company on December 31 of the record year, provided that such dividends are paid before February 1 of the following year. Distributions of the Company will not be eligible for the dividends received deduction for corporations that are shareholders. Shareholders may not deduct any net operating losses or capital losses of the Company.

     PROSPECTIVE INVESTORS ARE URGED TO CONSULT THE UNDERLYING PROSPECTUS AND THEIR TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE SECURITIES.

                                  UNDERWRITING

     Montgomery Securities (the "Underwriter") has agreed, subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), to purchase from the Company 1,250,000 shares of Common Stock at the Price to Public, less the Underwriting Discounts and Commissions set forth on the cover page of this Prospectus Supplement. The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent and that the Underwriter is committed to purchase all of such shares of Common Stock if any are purchased.

     The Underwriter has advised the Company that it proposes initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus Supplement.

     The Underwriting Agreement provides that the Company will indemnify the Underwriter against certain civil liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriter may be required to make in respect thereof.

     The Underwriter has in the past performed, and may continue to perform, investment banking services, broker-dealer and financial advisory services for the Company and has received customary compensation therefor.

     The Underwriter has informed the Company that it does not expect to make sales to accounts over which it exercises discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

     In connection with this offering, the Underwriter may engage in passive market-making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in this Offering, in accordance with Rule 10b-6A under the Exchange Act, Passive market-making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market-makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market-maker on each day are limited to a specific percentage of the passive market-maker's average daily trading volume in the Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market-making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     Certain legal matters relating to the Common Stock will be passed on for the Company by Tobin & Tobin, a professional corporation, San Francisco, California. Legal matters relating to the tax status of the Company as a REIT will be passed on by Giancarlo & Gnazzo, A Professional Corporation, San Francisco, California. Certain legal matters will be passed upon for the Underwriter by O'Melveny & Myers LLP, San Francisco, California. Tobin & Tobin, a professional corporation, Giancarlo & Gnazzo, A Professional Corporation and O'Melveny & Myers LLP will rely as to all matters of Maryland law upon the opinion of special Maryland counsel to the Company, Piper & Marbury L.L.P., Baltimore, Maryland.

                    COMMON STOCK, PREFERRED STOCK WARRANTS,

      AND SHAREHOLDER RIGHTS TO PURCHASE COMMON STOCK AND PREFERRED STOCK

                                 875,000 SHARES

                                      RWT

                              REDWOOD TRUST, INC.
                            ------------------------

    Redwood Trust, Inc., a Maryland corporation ("Redwood Trust" or the "Company"), specializes in acquiring and managing real estate mortgage loans. Such loans are originated by others to the Company's specifications or to specifications approved by the Company. The Company has acquired mortgage loans secured by single-family real estate properties throughout the United States, with a special emphasis on properties located in the State of California, and may in the future acquire mortgage loans secured by multifamily and commercial real estate properties. The Company's mortgage loans may be acquired as whole loans or as mortgage securities evidencing interests in pools of mortgage loans (collectively, "Mortgage Assets"). The Company is self-advised and self-managed and its principal business objective is to generate net income for distribution to stockholders. The Company has elected to be subject to tax as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"), and generally will not be subject to tax on its Federal income to the extent that it distributes its earnings to its stockholders and it maintains its qualification as a REIT.

    The Company, directly or through agents, dealers or underwriters designated from time to time, may issue and sell from to time one or more of the following types of its securities (the "Securities"): (i) shares of its common stock, par value $0.01 per share ("Common Stock"); (ii) shares of its preferred stock, in one or more classes or series ("Preferred Stock"), (iii) warrants to purchase shares of Common Stock ("Common Stock Warrants"); (iv) warrants to purchase Preferred Stock ("Preferred Stock Warrants"); (v) rights to purchase shares of Common Stock or Preferred Stock issued to shareholders ("Shareholders Rights"); and (vi) any combination of the foregoing, either individually or as units consisting of one or more of the foregoing types of Securities. The Securities offered pursuant to this Prospectus may be issued in one or more class or series, in amounts, at prices and on terms to be determined at the time of the offering of each such class or series and set forth in a supplement to this Prospectus (a "Prospectus Supplement"). The Securities offered by the Company pursuant to this Prospectus will be limited to $200,000,000.00 aggregate initial public offering price, including the exercise price of any Common Stock Warrants, Preferred Stock Warrants (collectively, "Securities Warrants") or Shareholders Rights.

    The specific terms of each offering of Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement relating to such offering of Securities. Such specific terms include, without limitation, to the extent applicable (1) in the case of any class or series of Preferred Stock, the specific designations, rights, preferences, privileges and restrictions of such class or series of Preferred Stock, including the dividend rate or rates or the method for calculating same, dividend payment dates, voting rights, liquidations preferences, and any conversion, exchange, redemption or sinking fund provisions; (2) in the case of the Securities Warrants, Preferred Stock or Common Stock, as applicable, for which each such warrant is exercisable, the exercise price, duration, detachability and call provisions of each such warrant; (3) in the case of Shareholder Rights, which entitles the shareholder to purchase Preferred Stock or Common Stock, as applicable, the subscription price, duration, transferabilities and the over subscription privilege of each of the Shareholder Rights; and (4) in the case of any offering of Securities, to the extent applicable, the initial public offering price or prices, listing on any securities exchange, certain federal income tax consequences and the agents, dealers or underwriters, if any, participating in the offering and sale of the Securities.

    The Company's Common Stock is currently quoted on the Nasdaq National Market ("Nasdaq") under the symbol "RWTI." On September 18, 1996, the last reported sales price for the Common Stock was $29.75 per share. The Company also currently has one class of authorized, issued and outstanding Preferred Stock, the Class B 9.74% Cumulative Convertible Preferred Stock (the "Class B Preferred Stock"), which is quoted on the Nasdaq National Market under the symbol "RWTIP," and an issue of Stock Purchase Warrants, quoted under the symbol "RWTIW." On September 18, 1996, the last reported sales price for the Class B Preferred Stock and Stock Purchase Warrants was $33.875 per share and $14.00 per share, respectively. The shares of Common Stock and Class B Preferred Stock, and the securities offered herein, are subject to repurchase by the Company under certain conditions and are subject to certain restrictions on ownership and transferability which prohibit any person (either alone or with others as a group) from owning a number of shares in excess of 9.8% of the outstanding shares of the Company's capital stock, subject to certain exceptions. See "Description of Securities -- Repurchase of Shares and Restrictions on Transfer" and "Plan of Distribution."
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
           PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
               CRIMINAL OFFENSE.
                            ------------------------

          THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED
                ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY
                  REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                            ------------------------

    This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement. The delivery in any jurisdiction of this Prospectus together with a Prospectus Supplement relating to specific Securities shall not constitute an offer in such jurisdiction of any other Securities covered by this Prospectus but not described in such Prospectus Supplement.
                            ------------------------

               The date of this Prospectus is September 19, 1996.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission" or "SEC"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048, and at 500 West Madison Street, Chicago, Illinois 60661. Copies may also be obtained from the Public Reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock, Stock Purchase Warrants and Class B Preferred Stock of the Company are currently quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. In addition, holders of the Common Stock and Class B Preferred Stock will receive annual reports containing audited financial statements with a report thereon by the Company's independent certified public accountants, and quarterly reports containing unaudited summary financial information for each of the first three quarters of each fiscal year.

     The Company files information electronically with the Commission, and the Commission maintains a Web Site that contains reports, proxy and information statements and other information regarding registrants (including the Company) that file electronically with the Commission. The address of the Commission's Web Site is <http://www.sec.gov>.

     Copies of the Registration Statement on Form S-3 of which this Prospectus forms a part and exhibits thereto are on file at the offices of the Commission pursuant to the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement for further information with respect to the Company and the Securities offered hereby. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to a copy of such contract or other document filed as an exhibit to the Registration Statement or otherwise filed with the SEC and incorporated by reference herein. Each such statement is qualified in its entirety by such contract or other document reference.

     The Company currently furnishes its shareholders with annual reports containing financial statements audited by its independent auditors and with quarterly reports containing unaudited summary financial information for each of the first three quarters of each fiscal year.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     There are incorporated herein by reference the following documents heretofore filed by the Company with the Commission:

          (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.;

          (b) The Company's Quarterly Report on Form 10-Q for the fiscal quarters ended March 31, 1996 and June 30, 1996;

          (c) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, as amended (Reg. No. 0-26436), filed July 17, 1996, under the Exchange Act.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities made hereby shall be deemed to be incorporated by reference into this Prospectus.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained in the Registration Statement, this Prospectus, or any other subsequently filed document that is also incorporated by reference herein modified or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of that person, a copy of any document incorporated herein by reference (other than exhibits to those documents unless the exhibits are specifically incorporated herein by reference into the documents that this Prospectus incorporates by reference). Requests should be directed to Ms. Vickie
L. Rath, Vice-President, Treasurer and Controller, Redwood Trust, Inc., 591 Redwood Highway, Suite 3100, Mill Valley, California 94941, telephone (415) 389-7373.

                                  THE COMPANY

     The Company was incorporated in the State of Maryland on April 11, 1994 and commenced operations on August 19, 1994. It invests in Mortgage Assets financed by the proceeds of equity offerings and by borrowings. The Company produces net interest income on Mortgage Assets qualifying as Qualified REIT Real Estate Assets while maintaining strict cost controls in order to generate net income for distribution to its stockholders. The Company intends to continue operating in a manner that will permit it to maintain its qualification as a REIT for Federal income tax purposes. Assuming it retains such REIT status, the Company will generally not be subject to tax on its Federal income to the extent that it distributes that income to stockholders in the form of dividends. The principal executive offices of the Company are located at 591 Redwood Highway, Suite 3100, Mill Valley, California 94941, telephone (415) 389-7373.

     The Company is self-advised and self-managed. The management of the Company manages the day-to-day operations of the Company, subject to the supervision of the Company's Board of Directors. The management team of the Company has considerable expertise in the acquisition and management of Mortgage Assets, mortgage finance, asset/liability management and the management of corporations in the real estate lending business, including banks, savings and loans and life insurance companies. In addition to working with healthy real estate assets and healthy real estate lending institutions, the management of the Company also has experience managing the assets of several failed life insurance companies during rehabilitation, managing and advising a number of troubled savings and loans and banks, and overseeing the workout and liquidation process for large portfolios of troubled commercial real estate mortgages and equity investments. Reference to the "Company" herein shall include any taxable or Qualified REIT Subsidiaries through which the Company may conduct its business.

     Additional information regarding the Company, including the audited financial statements of the Company and descriptions of the Company's currently outstanding common and preferred stock and warrants, is contained in the documents incorporated by reference herein. See "Incorporation of Certain Information by Reference," above.

                                USE OF PROCEEDS

     Unless otherwise specified in the applicable Prospectus Supplement for any offering of Securities, the net proceeds from the sale of Securities offered by the Company will be available for the general corporate purposes of the Company. These general corporate purposes may include, without limitation, repayment of maturing obligations, redemption of outstanding indebtedness, financing future acquisitions (including, but not limited to, acquisitions of Mortgage Assets and other mortgage related products), capital expenditures and working capital. Pending any such uses, the Company may invest the net proceeds from the sale of any Securities or may use them to reduce short-term indebtedness. If the Company intends to use the net proceeds from a sale of Securities to finance a significant acquisition, a related Prospectus Supplement will describe the material terms of such acquisition.

                           DESCRIPTION OF SECURITIES

     The following is a brief description of the material terms of the Company's Securities. This description does not purport to be complete and is subject in all respects to applicable Maryland law and to the provision of the Company's Articles of Incorporation and Bylaws, including any applicable amendments or supplements thereto, copies of which are on file with the Commission as described under "Available Information" and are incorporated by reference herein.

GENERAL

     The Company may offer under this Prospectus one or more of the following categories of its Securities: (i) shares of its Common Stock, par value $0.01 per share; (ii) shares of its Preferred Stock, in one or more classes or series;
(iii) Common Stock Warrants; (iv) Preferred Stock Warrants; (v) Shareholder Rights; and (vi) any combination of the foregoing, either individually or as units consisting of one or more of the foregoing types of Securities. The terms of any specific offering of Securities, including the terms of any units offered, will be set forth in a Prospectus Supplement relating to such offering.

     The Company's current authorized equity capitalization consists of 50 million shares which may be comprised of Common Stock and Preferred Stock. The Common Stock and the only currently issued, authorized and outstanding Preferred Stock, the Class B Preferred Stock, are listed on the Nasdaq National Market, and the Company intends to list any additional shares of its Common Stock or Preferred Stock which are issued and sold hereunder, as described in the Prospectus Supplement relating to such Common Stock or any class or series of Preferred Stock. The Company's sole outstanding issue of warrants is the series of Stock Purchase Warrants issued in connection with the Company's 1994 private placement. Such warrants are exercisable for Common Stock and are listed on the Nasdaq National Market. As of August 7, 1996, 1,362,257 such warrants remained outstanding.

COMMON STOCK

     As of August 7, 1996, there were 8,783,641 outstanding shares of Common Stock held by 166 holders of record. Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor. In the case of the Class B Preferred Stock and possibly in the event any future class or series of Preferred Stock is issued, dividends on any outstanding shares of Preferred Stock are required to be paid in full before payment of any dividends on the Common Stock. Upon liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in assets available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of any Preferred Stock then outstanding. There are no preemptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to shares of Common Stock.

     Holders of Common Stock are entitled to one vote per share with respect to all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the Common Stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the voting rights (if any) of any class or series of Preferred Stock that may be outstanding from time to time. The Company's Articles of Incorporation and Bylaws contain no restrictions on the repurchase by the Company of shares of the Common Stock. All the outstanding shares of Common Stock are, and additional shares of Common Stock will be, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     Subject to the terms of the outstanding Class B Preferred Stock, the Board of Directors is authorized to designate with respect to each class or series of Preferred Stock the number of shares in each such class or series, the dividend rates and dates of payment, voluntary and involuntary liquidation preferences, redemption prices, if any, whether or not dividends shall be cumulative, and, if cumulative, the date or dates from which the same shall be cumulative, the sinking fund provisions if any, and the terms and conditions on which shares can be converted into or exchanged for shares of another class or class or series, and the voting rights, if any. As of the date hereof, there are 1,006,250 shares of Class B Preferred Stock issued and outstanding.

     Any Preferred Stock issued will rank prior to the Common Stock as to dividends and as to distributions in the event of liquidations, dissolution or winding up of the Company. The ability of the Board of Directors to issue Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting powers of holders of Common Stock. The Class B Preferred Stock is, and any future shares of Preferred Stock will be, validly issued, fully paid and nonassessable.

SECURITIES WARRANTS

     The Company may issue Securities Warrants for the purchase of Common Stock or Preferred Stock. Such warrants are referred to herein as Common Stock Warrants and Preferred Stock Warrants, as appropriate. Securities Warrants may be issued independently or together with any other Securities covered by the Registration Statement offered by this Prospectus and any accompanying Prospectus Supplement and may be attached to or separate from such other Securities. Each issuance of Securities Warrants will be issued under a separate agreement ("Securities Warrant Agreement") to be entered into between the Company and a bank or trust company, as agent ("Securities Warrant Agent"), all as set forth in the Prospectus Supplement relating to the particular issue of offered Securities Warrants. Each issue of Securities Warrants will be evidenced by warrant certificates (the "Securities Warrant Certificates"). The Securities Warrant Agent will act solely as an agent of the Company in connection with the Securities Warrant Certificates and will not assume any obligation or relationship of agency or trust for or with any holders of Securities Warrant Certificates or beneficial owners of Securities Warrants.

     If future Securities Warrants are offered pursuant to this prospectus, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including the following where applicable: (i) the offering price; (ii) the aggregate number of shares purchasable upon exercise of such Securities Warrants, and in the case of Securities Warrants for Preferred Stock, the designation, aggregate number and terms of the class or series of Preferred Stock purchasable upon exercise of such Securities Warrants; (iii) the designation and terms of the Securities with which such Securities Warrants are being offered and the number of such Securities Warrants being offered with each such Security; (iv) the date on and after which such Securities Warrants and the related Securities will be transferable separately; (v) the number of shares of Preferred Stock or shares of Common Stock purchasable upon exercise of each such Securities Warrant and the price at which such number of shares of Preferred Stock of such class or series or shares of Common Stock may be purchased upon such exercise; (vi) the date on which the right to exercise such Securities Warrants shall commence and the expiration date on which such right shall expire, (vii) certain federal income tax consequences; and (viii) any other material terms of such Securities Warrants.

     No Rights as Shareholders. Holders of future Securities Warrants, if any, will not be entitled by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice as shareholders with respect to any meeting of shareholders for the election of directors of the Company or any other matter, or to exercise any rights whatsoever as shareholders of the Company.

SHAREHOLDER RIGHTS

     General. The Company may issue, as a dividend at no cost, Shareholder Rights to holders of record of the Company's Securities or any class thereof on the applicable record date. If Shareholder Rights are so issued to existing holders of Securities each Shareholder Right will entitle the registered holder thereof to purchase the Securities pursuant to the terms set forth in the applicable Prospectus Supplement.

     If Shareholder Rights are issued, the applicable Prospectus Supplement will describe the terms of such Shareholder Rights including the following where applicable: (i) record date; (ii) the subscription price; (iii) Subscription Agent; (iv) the aggregate number of shares of Preferred Stock or shares of Common Stock purchasable upon exercise of such Shareholder Rights and in the case of Shareholder Rights for Preferred Stock, the designation, aggregate number and terms of the class or series of Preferred Stock purchasable upon exercise of such Shareholder Rights; (v) the date on and after which such Shareholder Rights and the related Securities will be transferable separately;
(vi) the date on which the right to exercise such Shareholder Rights shall commence and the expiration date on which such right shall expire; (vii) certain federal income tax consequences; and (viii) any other material terms of such Shareholder Rights.

     In addition to the terms of the Shareholder Rights and the Securities issuable upon exercise thereof, the Prospectus Supplement will describe, for a holder of such Shareholder Rights who validly exercises all Shareholder Rights issued to such holder, how to subscribe for unsubscribed Securities (issuable pursuant to unexercised Shareholder Rights issued to other holders) to the extent such Shareholder Rights have not been exercised.

     No Rights as Shareholders. Holders of Shareholder Rights will not be entitled by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice as shareholders with respect to any meeting of shareholders for the election of directors of the Company or any other matter, or to exercise any rights whatsoever as shareholders of the Company.

REPURCHASE OF SHARES AND RESTRICTIONS ON TRANSFER

     In order that the Company may meet the requirements for qualification as a REIT at all times, the Articles of Incorporation prohibit any person from acquiring or holding, directly or constructively, ownership of a number of shares of Common Stock and Preferred Stock (collectively, "Capital Stock") in excess of 9.8% (the "Ownership Limit") of the outstanding shares. For this purpose the term "ownership" generally means either direct ownership or constructive ownership in accordance with the constructive ownership provisions of Section 544 of the Code.

     Under the constructive ownership provisions of Section 544 of the Code, a holder of a Warrant will be treated as owning the number of shares of Capital Stock into which such Warrant may be converted. In addition, the constructive ownership rules generally attribute ownership of securities owned by a corporation, partnership, estate or trust proportionately to its stockholders, partners or beneficiaries, attribute ownership of securities owned by family members to other members of the same family, and set forth rules as to when securities constructively owned by a person are considered to be actually owned for the application of such attribution provisions (i.e., "reattribution"). For purposes of determining whether a person holds or would hold Capital Stock in excess of the Ownership Limit, a person will thus be treated as owning not only shares of Capital Stock actually owned, but also any shares of Capital Stock attributed to such person under the attribution rules described above (including any shares of Capital Stock attributed to such person by reason of such person's ownership of Warrants). Accordingly, a person who individually owns less than 9.8% of the shares outstanding may nevertheless be in violation of the Ownership Limit.

     Any transfer of shares of Capital Stock or Warrants that would result in disqualification of the Company as a REIT or that would (a) create a direct or constructive ownership of shares of stock in excess of the Ownership Limit, (b) result in the shares of stock being beneficially owned (within the meaning of Section 856(a) of the Code) by fewer than 100 persons (determined without reference to any rules of attribution), or (c) result in the Company being "closely held" within the meaning of Section 856(h) of the Code, will be null and void, and the intended transferee will acquire no rights to such shares or warrants. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to continue to qualify as a REIT. The Company's Board of Directors, upon receipt of a ruling from the IRS, an opinion of counsel or other evidence satisfactory to the Board of Directors, may also waive the Ownership Limit with respect to a purported transferee. As a condition to such waiver the intended transferee must give written notice to the Company of the proposed transfer no later than the fifteenth day prior to any transfer which, if consummated, would result in the intended transferee owning shares in excess of the Ownership Limit. The Board of Directors may also take such other action as it deems necessary or advisable to protect the Company's status as a REIT.

     Any purported transfer of shares or warrants that would result in a person owning (directly or constructively) shares in excess of the Ownership Limit (except as otherwise waived by the Board of Directors as set forth above) due to the unenforceability of the transfer restrictions set forth above will constitute "Excess Securities," which will be transferred by operation of law to the Company as trustee for the exclusive benefit of the person or persons to whom the Excess Securities are ultimately transferred, until such time as the purported transferee retransfers the Excess Securities. While the Excess Securities are held in trust, a holder of such securities will not be entitled to vote or to share in any dividends or other distributions with respect to such securities and will not be entitled to exercise or convert such securities into shares of Capital Stock. Subject to the Ownership Limit, Excess Securities may be transferred by the purported transferee to any person (if such transfer would not result in Excess Securities) at a price not to exceed the price paid by the purported transferee (or, if no consideration was paid by the purported transferee, the fair market value of the Excess Securities on the date of the purported transfer), at which point the Excess Securities will automatically be exchanged for the stock or warrants, as the case may be, to which the Excess Securities are attributable. If a purported transferee receives a higher price for designating an ultimate transferee, such purported transferee shall pay, or cause the ultimate transferee to pay, such excess to the Company. In addition, such Excess Securities held in trust are subject to purchase by the Company at a purchase price equal to the lesser of (a) the price per share or per warrant, as the case may be, in the transaction that created such Excess Securities (or, in the case of a devise or gift, the market price at the time of such devise or gift),
reduced by the amount of any distributions received in violation of the Articles of Incorporation that have not been repaid to the Company, and (b) the market price as reflected in the last reported sales price of such shares of stock or warrants on the trading day immediately preceding the date of the purchase by the Company as reported on any exchange or quotation system over which such shares of stock or warrants may be traded, or if not then traded over any exchange or quotation system, then the market price of such shares of stock or warrants on the date of the purported transfer as determined in good faith by the Board of Directors of the Company, reduced by the amount of any distributions received in violation of the Articles of Incorporation that have not been repaid to the Company.

     From and after a purported transfer to the transferee of the Excess Securities, the purported transferee shall cease to be entitled to distributions, voting rights and other benefits with respect to such shares of the stock or warrants except the right to payment of the purchase price for the shares of stock or warrants or the retransfer of securities as provided above. Any dividend or distribution paid to a purported transferee on Excess Securities prior to the discovery by the Company that such shares of stock or warrants have been transferred in violation of the provisions of the Company's Articles of Incorporation shall be repaid to the Company upon demand. If the foregoing transfer restrictions are determined to be void, invalid or unenforceable by a court of competent jurisdiction, then the purported transferee of any Excess Securities may be deemed, at the option of the Company, to have acted as an agent on behalf of the Company in acquiring such Excess Securities and to hold such Excess Securities on behalf of the Company.

     All certificates representing shares of stock and warrants will bear a legend referring to the restrictions described above.

     Any person who acquires shares or warrants in violation of the Articles of Incorporation, or any person who is a purported transferee such that Excess Securities results, must immediately give written notice or, in the event of a proposed or attempted transfer that would be void as set forth above, give at least 15 days prior written notice to the Company of such event and shall provide to the Company such other information as the Company may request in order to determine the effect, if any, of such transfer on the Company's status as a REIT. In addition, every record owner of more than 5.0% (during any period in which the number of stockholders of record is 2,000 or more) or 1.0% (during any period in which the number of stockholders of record is greater than 200 but less than 2,000) or 1/2% (during any period in which the number of stockholders is 200 or less) of the number or value of the outstanding shares of Capital Stock of the Company must give an annual written notice to the Company by January 31, stating the name and address of the record owner, the number of shares held and describing how such shares are held. Further, each stockholder shall upon demand be required to disclose to the Company in writing such information with respect to the direct and constructive ownership of shares of Capital Stock as the Board of Directors deems reasonably necessary to comply with the REIT Provisions of the Code, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

     Subject to certain limitations, the Board of Directors may increase or decrease the Ownership Limit. In addition, to the extent consistent with the REIT Provisions of the Code, the Board of Directors may waive the Ownership Limit for and at the request of certain purchasers in this Offering.

     The provisions described above may inhibit market activity and the resulting opportunity for the holders of the Company's Capital Stock and Warrants to receive a premium for their shares or warrants that might otherwise exist in the absence of such provisions. Such provisions also may make the Company an unsuitable investment vehicle for any person seeking to obtain ownership of more than 9.8% of the outstanding shares of Capital Stock.

CONTROL SHARE ACQUISITIONS

     The Maryland General Corporation Law (the "Maryland GCL") provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock previously acquired by such a person, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) onethird or more but less than a majority, or (iii) a majority or more of all voting power. "Control shares" do not include shares of stock the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means, subject to certain exceptions, the acquisition of, ownership of, or the power to direct the exercise of voting power with respect to, control shares.

     A person who has made or proposes to make a "control share acquisition," upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the Board of Directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting. If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the "control shares" (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for "control shares" are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of "control share acquisitions."

     The "control share acquisition" statute does not apply to stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by a provision of the Articles of Incorporation or Bylaws of the corporation adopted prior to the acquisition of the shares.

TRANSFER AGENT AND REGISTRAR

     ChaseMellon Shareholder Services, LLC is the transfer agent and registrar with respect to the Common Stock, the Class B Preferred Stock and the Warrants.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is a general summary of certain Federal income tax considerations to the Company and to holders of the Securities. It is based on existing Federal income tax law, which is subject to change, possibly retroactively. PROSPECTIVE INVESTORS ARE ADVISED TO REVIEW THE MORE SPECIFIC DISCLOSURE IN THE APPLICABLE SUPPLEMENT AND TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE SECURITIES, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

GENERAL

     The Company has elected to become subject to tax as a REIT, for Federal income tax purposes, commencing with the taxable year ending December 31, 1994. The Board of Directors of the Company currently expects that the Company will continue to operate in a manner that will permit the Company to maintain its qualifications as a REIT for the taxable year ending December 31, 1996, and in each taxable year thereafter. This treatment will permit the Company to deduct dividend distributions to its stockholders for Federal income tax purposes, thus effectively eliminating the "double taxation" that generally results when a corporation earns income and distributes that income to its stockholders.

     In the opinion of Giancarlo & Gnazzo, A Professional Corporation, special tax counsel to the Company ("Special Tax Counsel"), the Company has been organized and operated in a manner which qualifies it as a REIT under the Code since the commencing of its operations on August 19, 1994 through June 30, 1996, the date of the Company's last unaudited financials received by Special Tax Counsel, and the Company's current and contemplated methods of operation, as represented by the Company, will enable it to continue to so qualify. This opinion is based on various assumptions relating to the organization and operation of the Company to date and in the future and is conditioned upon certain representations made by the Company as to certain factual matters. The continued qualification and taxation of the Company as a REIT will depend upon the Company's ability to meet, on a continuing basis, distribution levels and diversity of stock ownership, and various other qualification tests imposed by the Code. This opinion is based on the law existing and in effect on the date hereof which is subject to change, possibly retroactively.

     There can be no assurance that the Company will continue to qualify as a REIT in any particular taxable year, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in the circumstances of the Company. If the Company were not to qualify as a REIT in any particular year, it would be subject to Federal income tax as a regular domestic corporation, and its stockholders would be subject to potentially substantial income tax liability in respect of each taxable year that it fails to qualify as a REIT, and the amount of earnings and cash available for distribution to its stockholders could be significantly reduced or eliminated.

TAXATION OF THE COMPANY

     In any year in which the Company qualifies as a REIT, the Company will generally not be subject to Federal income tax on that portion of its REIT taxable income or capital gain which is distributed to its stockholders. The Company will, however, be subject to Federal income tax at normal corporate income tax rates upon any undistributed taxable income or capital gain and may also be subject to tax in certain other circumstances.

     If the Company fails to qualify as a REIT in any taxable year and certain relief provisions of the Code do not apply, the Company would be subject to Federal income tax (including any applicable alternative minimum tax) on its taxable income at the regular corporate income tax rates. Distributions to stockholders in any year in which the Company fails to qualify as a REIT would not be deductible by the Company, nor would they generally be required to be made under the Code. Further, unless entitled to relief under certain other provisions of the Code, the Company would also be disqualified from re-electing REIT status for the four taxable years following the year during which it became disqualified.

TAXATION OF SECURITIES HOLDERS

     COMMON STOCK AND PREFERRED STOCK GENERALLY

     Distributions (including constructive distributions) made to holders of Common Stock or Preferred Stock, other than tax-exempt entities, will generally be subject to tax as ordinary income to the extent of the Company's current and accumulated earnings and profits as determined for Federal income tax purposes. If the amount distributed exceeds a stockholder's allocable share of such earnings and profits, the excess will be treated as a return of capital to the extent of the stockholder's adjusted basis in its shares, which will not be subject to tax, and thereafter as a taxable gain from the sale or exchange of a capital asset.

     Distributions designated by the Company as capital gain dividends will generally be subject to tax as long-term capital gain to stockholders, to the extent that the distribution does not exceed the Company's actual net capital gain for the taxable year. Distributions by the company, whether characterized as ordinary income or as capital gain, are not eligible for the corporate dividends received deduction. In the event that the Company realizes a loss for the taxable year, stockholders will not be permitted to deduct any share of that loss. Further, if the Company (or a portion of its assets) were to be treated as a taxable mortgage pool, any "excess inclusion income" that is allocated to a stockholder would not be allowed to be offset by a net operating loss of such stockholder. Future Treasury Department regulations may require that the stockholders take into account, for purposes of computing their individual alternative minimum tax liability, certain tax preference items of the Company.

     Dividends declared during the last quarter of a taxable year and actually paid during January of the following taxable year are generally treated as if received by the stockholder on the record date of the dividend payment and not on the date actually received. In addition, the Company may elect to treat certain other dividends distributed after the close of the taxable year as having been paid during such taxable year, but stockholders still will be treated as having received such dividend in the taxable year in which the distribution is made.

     Upon a sale or other disposition of either Common Stock or Preferred Stock, a stockholder will generally recognize a capital gain or loss in an amount equal to the difference between the amount realized and the stockholder's adjusted basis in such stock, which gain or loss will be long-term if the stock has been held for more than one year. Any loss on the sale or exchange of shares held by a stockholder for six months or less will generally be treated as a long-term capital loss to the extent of any long-term capital gain dividends received by such stockholder. If either Common Stock or Preferred Stock is sold after a record date but before a payment date for declared dividends on such stock, a stockholder will nonetheless be required to include such dividend in income in accordance with the rules above for distributions, whether or not such dividend is required to be paid over to the purchaser.

     The Company also maintains a Dividend Reinvestment Plan (the "DRP" or "Plan"). DRP Participants will generally be treated as having received a dividend distribution equal to the fair value of the Plan Shares that are purchased with the Participant's reinvested dividends generally on the date that the Company credits such shares to the Participant's account, plus the brokerage commissions, if any, allocable to the purchase of such shares, and participants will have a tax basis in the shares equal to such value. DRP Participants may not, however, receive any cash with which to pay the resulting tax liability. Shares received pursuant to the DRP will have a holding period beginning on the day after their purchase by the Plan Administrator.

     The Company is required under Treasury Department regulations to demand annual written statements from the record holders of designated percentages of its Capital Stock disclosing the actual and constructive ownership of such stock and to maintain permanent records showing the information it has received as to the actual and constructive ownership of such stock and a list of those persons failing or refusing to comply with such demand.

     TAXATION OF TAX-EXEMPT ENTITIES

     The Company does not expect to incur inclusion income and therefore does not prohibit tax-exempt entities or "disqualified organizations" from investing in its Securities. In general, a tax-exempt entity that is a holder of the Company's Securities will not be subject to tax on distribution.

     The Company does not intend to issue debt obligations with different maturities secured by a single pool of Mortgage Assets and does not expect to create or acquire taxable mortgage pools that can generate excess inclusion income. In addition, the Company does not intend to create or acquire REMIC residual interests that can generate excess inclusion income.

     EXERCISE OF SECURITIES WARRANTS

     Upon a holder's exercise of a Securities Warrant, the holder will, in general, (i) not recognize any income, gain or loss for federal income tax purposes, (ii) receive an initial tax basis in the Security received equal to the sum of the holder's tax basis in the exercised Securities Warrant and the exercise price paid for such Security and (iii) have a holding period for the Security received beginning on the date of exercise.

     SALE OR EXPIRATION OF SECURITIES WARRANTS

     If a holder of a Securities Warrant sells or otherwise disposes of such Securities Warrant (other than by its exercise), the holder generally will recognize capital gain or loss (long-term capital gain or loss if the holder's holding period for the Securities Warrant exceeds twelve months on the date of disposition; otherwise, short-term capital gain or loss) equal to the difference between (i) the cash and fair market value of other property received and (ii) the holder's tax basis (on the date of disposition) in the Securities Warrant sold. Such a holder generally will recognize a capital loss upon the expiration of an unexercised Securities Warrant equal to the holder's tax basis in the Securities Warrant on the expiration date.

     TAXATION OF SHAREHOLDER RIGHTS

     If the Company makes a distribution of Shareholder Rights with respect to its Common Stock, such distribution generally will be tax-free and a Shareholder's basis in the Rights received in such distribution will be zero. If the fair market value of the Rights on the date of issuance is 15% or more of the value of the Common Stock or, if the Shareholder so elects regardless of the value of the Rights, the Shareholder will make an allocation between the relative fair market values of the Rights and the Common Stock on the date of issuance of the Rights. On exercise of the Rights, the Shareholder will generally not recognize gain or loss. The Shareholder's basis in the Shares received from the exercise of the Rights will be the amount paid for the Shares plus the basis, if any, of the Rights exercised. Distribution of Shareholder's Rights with respect to other classes of Securities holders generally would be taxable.

     FOREIGN INVESTORS

     In general, foreign investors will be subject to special withholding tax requirements on income and capital gains distributions attributable to their ownership of the Company's Securities subject to reduction pursuant to an applicable income tax treaty.

                              PLAN OF DISTRIBUTION

     The Company may sell Securities to or through one or more underwriters or dealers for public offering and sale, to one or more investors directly or through agents, to existing holders of its Securities directly through the issuance of Shareholders Rights as a dividend, or through any combination of these methods of sale. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices (any of which may represent a discount from the prevailing market prices). The Company may also sell its Securities from time to time through one or more agents in ordinary brokers' transactions on Nasdaq. Such sales may be effected during a series of one or more pricing periods at prices related to the prevailing market prices reported on Nasdaq, as shall be set forth in the applicable Prospectus Supplement.

     In connection with the sale of Securities, underwriters or agents may receive compensation from the Company or from purchasers of Securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concession or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters under the Securities Act, and any discounts or commissions they receive from the Company and any profit on the resale of Securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the applicable Prospectus Supplement.

     Unless otherwise specified in the related Prospectus Supplement, each class or series of Securities will be a new issue with no established trading market, other than the Common Stock which is listed on Nasdaq. Any Securities sold pursuant to a Prospectus Supplement will also be listed on the Nasdaq National Market or a national securities exchange, subject to official notice of issuance. The Company may elect to list any future class or series of Preferred Stock on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a future class or series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the Securities.

     Under agreements into which the Company may enter, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for the Company in the ordinary course of business.

     If so indicated in the applicable Prospectus Supplement, the Company may authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at regular intervals over a fixed period of time pursuant to negotiated subscription commitments. Institutions with which such subscription commitments may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such subscription commitments will be subject to certain conditions, including that the purchase of the Securities shall not be prohibited under the laws of the jurisdiction to which such purchaser is subject, as well as to the specific terms and conditions negotiated that will be set forth in the applicable Prospectus Supplement. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such subscription commitments.

     In order to comply with the securities laws of certain states, if applicable, the Securities offered hereby will be sold in such jurisdiction only through registered or licensed brokers or dealers. In addition, in certain states Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Subject to the applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Securities offered hereby may not be able to simultaneously engage in market making activities with respect to the Securities for a period of two business days prior to the commencement of such distribution.

                                ERISA INVESTORS

     Because the Common Stock will qualify as a "publicly offered security," employee benefit plans and Individual Retirement Accounts may purchase shares of Common Stock and treat such shares, and not the Company's assets, as plan assets The status of Securities offered hereby other than the Common Stock will be discussed in the relevant Prospectus Supplement. Fiduciaries of ERISA plans should consider (i) whether an investment in the Common Stock and other Securities offered hereby satisfies ERISA diversification requirements, (ii) whether the investment is in accordance with the ERISA plans' governing instruments and (iii) whether the investment is prudent.

                                 LEGAL MATTERS

     The validity of the Securities offered hereby and certain legal matters will be passed on for the Company by Tobin & Tobin, a professional corporation, San Francisco, California. Certain tax matters will be passed on by Giancarlo & Gnazzo, A Professional Corporation, San Francisco, California. Tobin & Tobin and Giancarlo & Gnazzo, A Professional Corporation, will rely as to all matters of Maryland law upon Piper & Marbury L.L.P., Baltimore, Maryland.

                                    EXPERTS

     The Balance Sheet as of December 31, 1995 and 1994 and the Statements of Operations, Stockholders' Equity and Cash Flows for the period from August 19, 1994 (Commencement of Operations) to December 31, 1995 incorporated by reference in this Prospectus have been included therein in reliance on the report of Coopers & Lybrand, L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

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  No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus Supplement and the accompanying Prospectus, and, if given or made, such other information and representations must not be relied upon as having been authorized by the Company, the Underwriter or any other person. Neither the delivery of this Prospectus Supplement or the accompanying Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date. This Prospectus Supplement or the accompanying Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates. This Prospectus Supplement or the accompanying Prospectus does not constitute an offer to sell or a solicitation of an offer to buy such securities, nor shall any sales of the Common Stock be made pursuant to this Prospectus Supplement or the accompanying Prospectus, in any circumstances in which such offer or solicitation or sale is unlawful.
                          ----------------------------
                               TABLE OF CONTENTS
                          ----------------------------

                             PROSPECTUS SUPPLEMENT

                                        Page
                                        ----
Prospectus Supplement Summary.........  S-3
Use of Proceeds.......................  S-13
Risk Factors..........................  S-13
Market Prices and Dividend Data.......  S-18
Capitalization........................  S-18
Selected Financial Data...............  S-19
Federal Income Tax Considerations.....  S-20
Underwriting..........................  S-21
Legal Matters.........................  S-21
                 PROSPECTUS
Available Information.................    2
Incorporation of Certain Information
  by Reference........................    2
The Company...........................    4
Use of Proceeds.......................    4
Description of Securities.............    4
Certain Federal Income Tax
  Considerations......................   10
Plan of Distribution..................   12
ERISA Investors.......................   14
Legal Matters.........................   14
Experts...............................   14

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                                1,250,000 SHARES

                                      RWT

                              REDWOOD TRUST, INC.
                                  COMMON STOCK
                          ----------------------------
                             PROSPECTUS SUPPLEMENT
                          ----------------------------
                             MONTGOMERY SECURITIES

                               November 19, 1996

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